NATHANIEL SEGAL ATTORNEY AT LAW nsegal@vedderprice.com

October 10, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo Fettig

Re:	Nuveen Massachusetts Premium Income Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-190942

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on September 30, 2013 with respect to the Registrant’s Registration Statement on Form N-14 filed on August 30, 2013 (the “Registration Statement”) relating to the issuance of common shares and MuniFund Term Preferred Shares in connection with the proposed reorganizations of Nuveen Massachusetts Dividend Advantage Municipal Fund (“Dividend Advantage”) and Nuveen Massachusetts AMT-Free Municipal Income Fund (“AMT-Free” and together with Dividend Advantage, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended this proposal?” in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus and Reorganization SAI, as appropriate, please

Securities and Exchange Commission

October 10, 2013

disclose the anticipated impact of the Reorganizations on total expenses per common share including the costs of leverage. Please explain supplementally why the Board focused on the combined fund’s total expenses per common share excluding the costs of leverage.

Response: The Registrant has added disclosure in response to the staff’s comment. For the information of the staff, as disclosed in the Joint Proxy Statement/Prospectus, the Board considered a number of factors in evaluating the Reorganizations including the operating efficiencies expected to result from the Reorganizations and information regarding leverage. For the purpose of evaluating operating efficiency (i.e., economies of scale resulting from the combined fund), the Board considered the combined fund’s operating expenses excluding the costs of leverage because such figure is a more accurate representation of operating expenses efficiencies. In addition, the leverage expenses set forth in the Comparative Fee Table do not take into account returns generated from leverage.

(3)	Comment: The Answer to the question “Do the Funds have similar investment objectives and policies?” in the Q&A Section indicates that, with respect to AMT-Free only, the Fund emphasizes investment in tax-exempt municipal securities providing current income exempt from the federal alternative minimum tax applicable to individuals (the “AMT”). Please identify and disclose any other significant differences in investment policies among the Funds or, for the staff’s information, confirm that, with the exception of AMT-Free’s emphasis on investments providing current income exempt from the AMT, there are no other differences in the Funds’ investment policies that warrant disclosure in the Q&A Section.

Response: The Registrant believes that the current disclosure in the Q&A Section as a whole, taking into account the separate questions on the AMT policy and the fundamental investment policy relating to loans, describes significant differences in the Funds’ investment policies. The Q&A Section is not intended to summarize all differences among the Funds.

(4)	Comment: Please highlight, italicize or otherwise emphasize the statement that “the Acquiring Fund may not be a suitable investment for investors who are subject to the AMT” in the Answer to the Question “What is the impact on AMT-Free shareholders of the Acquiring Fund’s ability to invest in municipal securities subject to the AMT?” in the Q&A Section. In addition, please add disclosure to the Answer identifying the percentage of each Fund’s portfolio invested in securities subject to the AMT as of a recent date.

Securities and Exchange Commission

October 10, 2013

Response: The Registrant has added to the Q&A Section and the Joint Proxy Statement/Prospectus the requested information regarding the percentage of each Fund’s portfolio invested in securities subject to the AMT as of a recent date. The Registrant believes that it has placed significant emphasis on the policy differences of the Funds with respect to AMT by including a discussion of this policy as a stand-alone item in the Q&A Section, and that using different fonts within the Q&A text would be confusing for shareholders and diminish other equally important statements. Accordingly, the Registrant respectfully declines to make the change suggested.

(5)	Comment: Please disclose the total estimated cost of the Reorganizations in the first sentence of the Answer to the Question “Will shareholders of the Target Funds have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section. In addition, move the disclosure concerning the allocation of the estimated costs of the Reorganizations among the Funds from the third sentence of the Answer to the first sentence.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: In the Answer to the Question “What are the potential benefits of the new fundamental investment policy relating to loans for common shareholders of Premium Income?” in the Q&A Section, please highlight, italicize or otherwise emphasize the following statements: “A loan to an issuer in distress involves risk. In this circumstance, it is possible that Premium Income could lose its entire investment with an issuer as well as the amount loaned.”

Response: For the reasons discussed in Response to Comment No. 4 above, the Registrant respectfully declines to make the change suggested.

(7)	Comment: In the Answer to the Question “What happens if shareholders do not approve the elimination of the fundamental investment policy and/or do not approve the new investment policy?” in the Q&A Section, please consider revising the statement regarding the consequences of not approving the policy change.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: Consider adding disclosure regarding the weighted average maturity of each Fund as of a recent date.

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October 10, 2013

Response: The Registrant has added disclosure in response to the staff’s comment.

(9)	Comment: Please describe in more detail the experience of the portfolio manager over the past five years in the paragraphs under “Portfolio Management”.

Response: The Registrant has added disclosure regarding the portfolio manager’s experience over the past five years.

(10)	Comment: Please revise the disclosure stating that the Reorganizations are intended to result in a lower effective management fee rate to state “the same or lower management fee rate” in light of the information presented in the Comparative Fee Table.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(11)	Comment: In the discussion of Premium Income’s proposed new investment policy with respect to loans, please add disclosure briefly explaining the extent to which a registered investment company is permitted to make loans under the Investment Company Act of 1940, as amended.

Response: Pursuant to the 1940 Act, there is no express limit on a fund’s ability to make loans of the type contemplated by the loan policy, except with respect to loans to affiliates. As disclosed in the Joint Proxy Statement/Prospectus, the new fundamental investment policy is intended to eliminate uncertainty regarding Premium Income’s ability to make loans of the type described in the Joint Proxy Statement/Prospectus. The Registrant does not intend to commit a material portion of its assets to such loans. In light of this intent, the Registrant believes that disclosure suggesting that the fund may commit up to all of its assets to loans would be potentially misleading to investors.

(12)	Comment: In the sub-section “Risk Factors—General Risks of Investing in the Fund—Leverage Risk,” please add disclosure regarding the possibility that the Registrant may seek to refinance its leverage over time.

Response: The Registrant has added disclosure in response to the staff’s comment.

(13)	Comment: Please undertake to file the final tax opinion and consent of counsel in regards to the tax-free status of the Reorganizations.

Response: The Registrant has added an undertaking under Item 17 of Part C of the Registration Statement that it will file the executed tax opinion after the closing of the Reorganizations.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal

APPENDIX A

NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND

NUVEEN MASSACHUSETTS DIVIDEND ADVANTAGE MUNICIPAL FUND

AND

NUVEEN MASSACHUSETTS AMT-FREE MUNICIPAL INCOME FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Massachusetts Dividend Advantage Municipal Fund (“Dividend Advantage”), Nuveen Massachusetts AMT-Free Municipal Income Fund (“AMT-Free” and together with Dividend Advantage, the “Target Funds” or each, a “Target Fund”) and Nuveen Massachusetts Premium Income Municipal Fund (the “Acquiring Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. In addition, the Acquiring Fund is organized as a Massachusetts business trust. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment advisor and wholly-owned subsidiary of the Adviser. Michael S. Hamilton, Senior Vice President of the Sub-Adviser, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganizations would result in lower fees and operating expenses per common share (excluding the costs of leverage) for shareholders of each Target Fund (as shareholders of the combined fund following the Reorganizations) from greater economies of scale as the combined fund’s size fixed operating expenses to be spread over a larger asset base. The stated fund-level fee rates for the Target Funds are lower at certain asset values. However, due to the increased size of the combined fund, the effective fund-level fee rate as a percentage of average daily managed assets for the combined fund is expected to be lower than the current effective fund-level fee rate for the Acquiring Fund and each Target Fund. The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

[1]	See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Funds have similar investment objectives, policies and restrictions. The Acquiring Fund’s primary investment objective is to provide, through investment in a professionally managed portfolio of tax-exempt municipal obligations, current income exempt from both regular federal income taxes and Massachusetts personal income taxes, consistent with the Fund’s investment policies. The secondary investment objective of the Acquiring Fund is the enhancement of portfolio value relative to the Massachusetts municipal bond market through investments in tax-exempt Massachusetts municipal obligations that, in the opinion of the Adviser, are underrated or undervalued or that represent municipal market sectors that are undervalued. For each of the Target Funds, the investment objectives are to provide current income exempt from regular federal and Massachusetts income tax and to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds that the Fund’s investment adviser believes are underrated or undervalued or that represent municipal market sectors that are undervalued. With respect to AMT-Free only, the Fund also seeks to provide current income exempt from the federal alternative minimum tax applicable to individuals. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of August 30, 2013, the Acquiring Fund had approximately $100.6 million in total managed assets. As of the same date, Dividend Advantage and AMT-Free had approximately $40.8 million and $57.3 million in total managed assets, respectively.

In terms of the structure of the transaction, upon the closing of the reorganizations each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganizations (including for this purpose fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares. Holders of preferred shares of each Target Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund having substantially identical terms as the Target Fund preferred shares held immediately prior to the closing of the reorganizations.

An analysis of the NAST Factors is consistent with this structure and result. All five of the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

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October 10, 2013

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Massachusetts Premium Income Municipal Fund (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-190942

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on September 30, 2013 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on August 30, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Massachusetts Premium Income Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary